CAZOO GROUP LTD
C/O MAPLES CORPORATE SERVICES LIMITED
PO BOX 309, UGLAND HOUSE
GRAND CAYMAN, KY1-1104
CAYMAN ISLANDS

SCAN TO
VIEW MATERIALS & VOTE

Vote by Internet, Telephone or Email 24 Hours a Day, 7 Days a Week
Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on July 1, 2024. Have your proxy card and 16-digit control number in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CZOO2024SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available, as well as your 16-digit control number, and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on July 1, 2024. Have your proxy card and 16-digit control number in hand when you call and then follow the instructions.

VOTE BY EMAIL
Sign, date and email your proxy card to ShareholderMeeting@Cazoo.co.uk by July 1, 2024

If you vote your proxy by Internet or by Telephone, you do NOT need to email back your Proxy Card.

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V52798-S90407

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAZOO GROUP LTD

The Board of Directors Recommends a Vote FOR Items 1 and 2.

	For	Against	Abstain
1. **Winding Up Proposal.** As an ordinary resolution, as follows: "RESOLVED AS AN ORDINARY RESOLUTION THAT:	☐	☐	☐

a. Cazoo Group Limited (the "**Company**") be placed in voluntary winding up on the basis that the Company is unable to pay its debts;

b. Neema Griffin and David Soden be appointed joint voluntary liquidators (collectively the "**Voluntary Liquidators**") of the Company with the power to act individually or jointly and severally; and

c. the remuneration of the Voluntary Liquidators, as set out in the Schedule of Hourly Rates, be ratified and approved."

	For	Against	Abstain
2. **Adjournment Proposal.** As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Winding Up Proposal.	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of the Proxy Materials at the Extraordinary General Meetings:
The Proxy Statement is available at www.proxyvote.com and
on our website at https://www.cazoogroupltd-shareholders.co.uk/

V52799-S90407

CAZOO GROUP LTD
Extraordinary General Meeting of Shareholders
July 2, 2024 2:00 PM GMT
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Gareth Purnell and Barbara Hungerford, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of CAZOO GROUP LTD that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 2:00 PM, GMT on July 2, 2024, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side